Part III: Manner of Operations

Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?

   Yes   ~~No~~

b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?

   Yes

   If yes,

   i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and

      ~~TCTL~~ OCEN

   ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.

      The BNPP Cortex ATS is not accepting any orders in the symbol "~~TCTL~~ OCEN" from any Subscriber (includes External Subscribers, Liquidity Partners, the BDO, and affiliates of the BDO). The BNPP Cortex ATS is no longer subject to Fair Access in symbol "TCTL".